EXHIBIT 3.1

SUN AMERICAN BANCORP

AMENDED AND RESTATED CERTIFICATE OF DESIGNATIONS

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

SERIES A NON-CUMULATIVE PERPETUAL PREFERRED STOCK
Par Value $0.01 Per Share

SUN AMERICAN BANCORP, a Delaware corporation (the “Corporation”), through the undersigned duly authorized officer and in accordance with the provisions of Sections  242 and 103 of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY the following:

A.

An original Certificate of Designations of the Corporation’s Series A Non-Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”) was filed with the Secretary of State of Delaware on October 7, 2008.

B.

The Board of Directors of the Corporation, by duly adopted resolutions dated April 2, 2009, authorized and directed that the Certificate of Designations be amended and restated (the “Amended and Restated Certificate of Designations”) and declared said amendments to be advisable.

C.

The text of the original Certificate of Designations, as amended to date, is hereby amended and restated in its entirety as herein set forth in full.

D.

The approval of the holders of the issued and outstanding shares of the Series A Preferred Stock is not required to effectuate the amendments contained in this Amended and Restated Certificate of Designations.

 Section 1.  Designation of Series.  The distinctive serial designation of such series of preferred stock is “Series A Non-Cumulative Perpetual Preferred Stock.”  Each share of Series A Preferred Stock shall be identical in all respects to every other share of Series A Preferred Stock, except as to the respective dates from which dividends thereon shall accrue, to the extent such dates may differ as permitted pursuant to Section 4(a) below.

Section 2.  Number of Shares.  The authorized number of shares of Series A Preferred Stock initially shall be 1,250,000.  Such number may from time to time be decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by the Board of Directors (or a duly authorized committee of the Board of Directors) by a certificate executed, acknowledged and filed with the Secretary of State of the State of Delaware setting forth a statement that a specified decrease therein has been authorized and directed by a resolution duly adopted by the Board of Directors (or a duly authorized committee of the Board of Directors).  In case the number of authorized shares of the Series A Preferred Stock shall be so decreased, the number of shares so specified in the certificate shall resume the status of authorized but unissued shares of preferred stock, undesignated as to series.  Shares of Series A Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued shares of preferred stock, undesignated as to series.

Section 3.  Definitions.  As used herein with respect to Series A Preferred Stock:

a.

“Board of Directors” means the board of directors of the Corporation.

b.

“Bylaws” means the Amended and Restated Bylaws of the Corporation, as they may be amended and restated from time to time.

c.

“Business Day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

d.

“Certificate of Designations” means this Certificate of Designations relating to the Series A Preferred Stock, as it may be amended from time to time.

e.

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Corporation, as it may be amended and restated from time to time, and shall include this Certificate of Designations.

f.

“Clearing Agency” means an organization registered as a “clearing agency” pursuant to Section 17A of the Exchange Act.  The Depository Trust Corporation will be the initial Clearing Agency.

g.

“Clearing Agency Participant” means a broker, dealer, bank, other financial institution or other Person for whom from time to time the Clearing Agency effects book-entry transfers and pledges of securities deposited with the Clearing Agency.

h.

“Common Stock” means the common stock, par value $.025 per share, of the Corporation.

i.

“Dividend Parity Stock” means any class or series of stock of the Corporation hereafter authorized ranking equally with Series A Preferred Stock as to the payment of dividends.

j.

“Dividend Payment Date” has the meaning assigned to such term in Section 4(a) of this Certificate of Designations.

k.

“Dividend Period” means each period commencing on a Dividend Payment Date (other than the first Dividend Period, which shall commence upon the Issue Date) and continuing to, but not including, the next succeeding Dividend Payment Date; provided, that for any share of the Series A Preferred Stock issued after the Issue Date, the first Dividend Period for such share may commence on and include such other date as the Board of Directors (or a duly authorized committee of the Board of Directors) shall determine and publicly disclose and shall continue to, but not include, the next succeeding Dividend Payment Date.

l.

“Dividend Rate” means 11% per annum and no more.

m.

“Dividend Record Date” means a date fixed by the Board of Directors (or a duly authorized committee of the Board of Directors) for the purpose of determining the holders of the Series A Preferred Stock entitled to receive a Series A Dividend (as defined below), and which shall be not more than 60 nor less than 10 days prior to a Dividend Payment Date.

n.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

o.

“Issue Date” means the initial date of delivery of shares of Series A Preferred Stock.

p.

“Junior Stock” means the Common Stock and any other class or series of stock of the Corporation hereafter authorized over which the Series A Preferred Stock has preference or priority either or both as to the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

q.

“Liquidation Parity Stock” means any class or series of stock of the Corporation hereafter authorized ranking equally with the Series A Preferred Stock as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

r.

“Liquidation Preference” means the Stated Value plus any declared and unpaid Series A Dividends, without accumulation of any undeclared Series A Dividends.

s.

“Owner” means each Person who is the beneficial owner of a share of Series A Preferred Stock as reflected in the records of the Clearing Agency or, if a Clearing Agency Participant is not the Owner, then as reflected in the records of a Person maintaining an account with the Clearing Agency (directly or indirectly, in accordance with the rules of the Clearing Agency).

t.

“Parity Stock” means any class or series of stock of the Corporation hereafter authorized ranking equally with the Series A Preferred Stock as to both the payment of dividends and the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

u.

“Person” means any individual, corporation, partnership, joint venture, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

v.

“Redemption Price” means $4.00 per share of Series A Preferred Stock plus any declared and unpaid Series A Dividends, without accumulation of any undeclared Series a Dividends.

w.

“Series A Dividends” means non-cumulative cash dividends on each then outstanding shares of Series A Preferred Stock more particularly described in Section 4(a)(i).

x.

“Series A Preferred Stock Certificate” means a certificate evidencing ownership of a share or shares of Series A Preferred Stock.

y.

“Stated Value” means $4.00 per share of Series A Preferred Stock, subject to appropriate adjustment for stock splits, reverse stock splits, combinations, stock dividends, recapitalizations, and the like.

Section 4.  Dividends.

a.  General.

i.  Dividend Payment Dates, Dividend Rate, Etc.  Holders of record of then-outstanding Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors (or a duly authorized committee of the Board of Directors), but only out of funds legally available therefor, the Series A Dividend, in preference to the holders of any other class or series of stock of the Corporation, at the Dividend Rate applied to the Stated Value per share.  The Series A Dividends shall be payable in cash, but only when, as and if declared by the Board of Directors (or a duly authorized committee of the Board of Directors), on each June 15 and December 15 (the “Divided Payment Dates” and each a “Dividend Payment Date”), commencing December 15, 2008.  Series A Dividends that are payable on any Dividend Payment Date will be payable to holders of record of the Series A Preferred Stock as they appear on the stock register of the Corporation on the applicable Dividend Record Date.  Any partial payment of the Series A Dividends will be paid pro rata among all holders of record of Series A Preferred Stock in proportion to the amount of such Series A Dividends each such holder is otherwise entitled to receive.

ii.  Business Day Convention.  Any day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.  If any Dividend Payment Date is not a Business Day, then the Series A Dividends will be payable on the first Business Day following such Dividend Payment Date, with the same force and effect as if payment were made on the date such payment was originally payable.

iii.  Day Count Convention.  The amount of Series A Dividends payable per share of Series A Preferred Stock on each Dividend Payment Date will be computed on the basis of a 360-day year of 12 30-day months.

b.  Non-Cumulative Dividends.  Series A Dividends shall not be cumulative.  Holders of shares of Series A Preferred Stock shall not be entitled to receive any Series A Dividends not declared by the Board of Directors (or a duly authorized committee of the Board of Directors).  Series A Dividends not declared by the Board of Directors (or a duly authorized committee of the Board of Directors) shall not cumulate and shall not be payable, and the Corporation shall have no obligation to pay Series A Dividends with respect to any Dividend Period for which a Series A Dividend is not declared, or to pay interest with respect to such Series A Dividends, or any sum of money in lieu of interest, whether or not Series A Dividends are declared for any subsequent Dividend Period.  Holders of shares of Series A Preferred Stock shall not be entitled to any Series A Dividends, whether payable in cash, securities or other property, other than Series A Dividends (if any) declared and payable on the Series A Preferred Stock as specified in this Section 4 (subject to the other provisions of this Certificate of Designations).

c.  Priority of Dividends.

i.  Junior Stock.  So long as any share of Series A Preferred Stock remains outstanding during a Dividend Period no dividend whatsoever shall be declared or paid, and no distribution shall be made, in respect of any Junior Stock, other than a dividend payable solely in Junior Stock, and no shares of Junior Stock shall be purchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than (i) purchases or acquisitions of the Common Stock in connection with (a) the Corporation’s obligations under any employee benefit plans of the Corporation or (b) the Corporation’s obligations pursuant to any contract or security outstanding on the date hereof, which contract or security requires the Corporation to purchase shares of the Common Stock, (ii) as a result of a reclassification of the Corporation’s capital stock or the exchange or conversion of one class or series of the Corporation’s capital stock for another class or series of the Corporation’s capital stock, (iii) the purchase of fractional interests in shares of the Corporation’s capital stock pursuant to the conversion or exchange provisions of (y) the capital stock or other security being converted or exchanged, or (z) any plan of merger, exchange, consolidation or similar arrangement involving the Corporation, or (iv) dividends or distributions in the Common Stock (or rights to acquire Junior Stock) or repurchases or redemptions of capital stock solely from the issuance or exchange of capital stock (other than repurchases or redemptions of Junior Stock from the issuance or exchange of capital stock of the Corporation ranking senior or pari passu to the Series A Preferred Stock) or redemptions or repurchases of any rights outstanding under a shareholder rights plan of the Corporation) unless the full Series A Dividends for the latest completed Dividend Period on all outstanding shares of Series A Preferred Stock have been declared and paid.  Subject to this Section 4(c)(i), but not otherwise, such dividends (payable in cash, stock or otherwise), as may be determined by the Board of Directors (or a duly authorized committee of the Board of Directors) may be declared and paid on the Common Stock and any other Junior Stock from time to time out of any funds legally available therefor, and the shares of Series A Preferred Stock shall not be entitled to participate in any such dividend.  Notwithstanding the above, the Corporation is not prohibited from repurchasing shares of its publicly traded Common Stock pursuant to a repurchase program publicly announced in accordance with applicable federal securities laws.

ii.  Parity Stock.  When Series A Dividends are not paid in full on the Series A Preferred Stock, any Dividend Parity Stock and any Parity Stock on any Dividend Payment Date (or, in the case of Dividend Parity Stock and Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period), for any reason, all Series A Dividends declared upon the Series A Preferred Stock and all dividends declared upon such Dividend Parity Stock and Parity Stock and payable on such Dividend Payment Date (or, in the case of Dividend Parity Stock and Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period) shall be declared pro rata so that the respective amounts of such Series A Dividends and dividends on Dividend Parity Stock and Parity Stock shall bear the same ratio to each other as all Series A Dividends per share and all dividends per share on such Dividend Parity Stock and Parity Stock otherwise payable on the applicable Dividend Payment Date (subject to their having been declared by the Board of Directors (or a duly authorized committee of the Board of Directors) out of legally available funds and including, in the case of any Dividend Parity Stock or Parity Stock that bears cumulative dividends, all accrued but unpaid dividends) bear to each other.

Section 5.  Liquidation Rights.

a.  Liquidation.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, holders of then-outstanding Series A Preferred Stock shall be entitled to receive, out of the assets of the Corporation or proceeds thereof legally available for distribution to stockholders of the Corporation and after satisfaction of all liabilities and obligations to creditors of the Corporation, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of Common Stock and any other Junior Stock, in full an amount equal to the Liquidation Preference for each share of Series A Preferred Stock held by them.

b.  Partial Payment.  If the assets of the Corporation are not sufficient to pay the Liquidation Preference in full to all holders of Series A Preferred Stock, any Liquidation Parity Stock and any Parity Stock, all of the assets and funds of the Corporation legally available for distribution shall be paid to the holders of the Series A Preferred Stock, Liquidation Parity Stock and Parity Stock pro rata in accordance with the aggregate Liquidation Preference of the Series A Preferred Stock and the aggregate liquidation preference of all such Liquidation Parity Stock and Parity Stock, respectively.

c.  Residual Distributions.  If the Liquidation Preference has been paid in full to all holders of Series A Preferred Stock, and the liquidation preference of any Liquidation Parity Stock and Parity Stock has been paid in full to all holders of such Liquidation Parity Stock and Parity Stock, the holders of Junior Stock shall be entitled to receive all remaining assets of the Corporation (or proceeds thereof) according to their respective rights and preferences, without any participation by the holders of the Series A Preferred Stock.

d.  Merger, Etc. Not Liquidation.  For purposes of this Section 5, the merger, statutory share exchange or consolidation of the Corporation with any other corporation or entity, including a merger, statutory share exchange or consolidation in which the holders of Series A Preferred Stock receive cash, securities or property for their shares, or the sale, lease or exchange of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation hereunder.

Section 6.  Redemption.

a.  Redemption.  The Series A Preferred Stock may not be redeemed by the Corporation prior to September 19, 2010.  At any time (and from time to time) on or after September 19, 2010, at the option of the Board of Directors (or a duly authorized committee of the Board of Directors), upon notice given as provided in Section 6(d), and subject to the Corporation obtaining any approvals as may be necessary from all banking regulators and any other government regulators, the Corporation may redeem the then outstanding shares of Series A Preferred Stock at the Redemption Price in cash.  Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the Redemption Price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 4 above.  If the funds legally available for redemption are insufficient to permit the payment to such holders of the full redemption price, such available funds shall be paid among all holders of Series A Preferred Stock in proportion to the amount of such Redemption Price each such holder is otherwise entitled to receive.

b.  Partial Redemption.  In case of any redemption of less than all of the shares of Series A Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either (i) pro rata from the holders of record of the shares of Series A Preferred Stock in proportion to the number of shares held by such holders, (ii) by lot, or (iii) in such other manner as the Board of Directors (or a duly authorized committee of the Board of Directors) may determine to be fair and equitable.  Subject to the provisions hereof, the Board of Directors (or a duly authorized committee of the Board of Directors) shall have full power and authority to prescribe the terms and conditions upon which shares of Series A Preferred Stock shall be redeemed from time to time.  If less than all the shares represented by any Series A Preferred Stock Certificate are redeemed, a new Series A Preferred Stock Certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

c.  Restriction on Redemption.  Unless full dividends on the Series A Preferred Stock in respect of the most recently completed Dividend Period have been or contemporaneously are declared and paid or full dividends have been declared and a sum sufficient for the payment thereof has been set apart for payment in respect of the most recently completed Dividend Period, no Series A Preferred Stock, Dividend Parity Stock, or Parity Stock may be redeemed unless all outstanding Series A Preferred Stock is redeemed.

d.  Notice of Redemption.  Notice of every redemption of shares of Series A Preferred Stock shall be mailed by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation.  Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption.  Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series A Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series A Preferred Stock.  Notwithstanding the foregoing, if the Series A Preferred Stock or any depositary shares representing interests in the Series A Preferred Stock are issued in book-entry form through the Depositary Trust Company or any other Clearing Agency, notice of redemption may be given to the holders of the

Series A Preferred Stock at such time and in any manner permitted or required by such Clearing Agency.  Each notice shall state (i) the redemption date; (ii) the number of shares of Series A Preferred Stock to be redeemed; (iii) the Redemption Price; (iv) the place or places where the shares of Series A Preferred Stock are to be redeemed; and (v) that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue on the redemption date.

e.  Effectiveness of Redemption.  If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares called for redemption, so as to be and continue to be available therefor, then, notwithstanding that any Series A Preferred Stock Certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date all shares so called for redemption shall cease to be outstanding, such shares will not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever, and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption without interest.  Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to the Corporation, after which time the holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares.

f.  No Sinking Fund.  The Series A Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions.  Holders of Series A Preferred Stock will have no right to require redemption of any shares of Series A Preferred Stock.

Section 7.  Voting Rights.

a.  General.  The holders of Series A Preferred Stock shall not have any voting rights except as set forth in this Section 7 or as otherwise required by law.

b.  Certain Voting Rights.  So long as any share of Series A Preferred Stock is outstanding, in addition to any other vote or consent of stockholders required by law or by the Certificate of Incorporation, the vote or consent of the holders of at least 50.1% of the shares of Series A Preferred Stock at the time outstanding, voting together as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

i.  Changes Adversely Affecting Series A Preferred Stock.  Any amendment, alteration or repeal of any provision of the Certificate of Incorporation or Bylaws that would alter or change the voting powers, preferences or special rights of the Series A Preferred Stock so as to affect it adversely; provided, that the amendment of the Certificate of Incorporation so as to authorize or create, or to increase the authorized amount of, any Junior Stock, Liquidation Parity Stock, Dividend Parity Stock or Parity Stock or any shares of any class or series or any securities convertible into shares of any class or series of Junior Stock, Liquidation Parity Stock, Dividend Parity Stock or Parity Stock, shall not be deemed to affect adversely the voting powers, preferences or special rights of the Series A Preferred Stock;

ii.  Authorization of Senior Stock.  Any amendment or alteration of the Certificate of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of capital stock of the Corporation ranking senior or prior to Series A Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation; or

iii.  Extraordinary Corporate Transactions.  Consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or a merger or consolidation of the Corporation with another entity, unless in each case (i) shares of Series A Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) such shares of Series A Preferred Stock remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series A Preferred Stock, taken as a whole; provided, however, that any increase in the amount of the authorized or issued Series A Preferred Stock or authorized preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of other Junior Stock, Liquidation Parity Stock, Dividend Parity Stock and/or Parity Stock (whether such stock bears dividends on a cumulative or a non-cumulative basis) of the Corporation will not be deemed to adversely affect the special rights, preferences, privileges or voting powers of the Series A Preferred Stock.

If an amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above in this Section 7(b) would adversely affect one or more but not all series of preferred stock (including the Series A Preferred Stock for this purpose), then only the series affected and entitled to vote shall vote as a class.

No vote or consent of the holders of Series A Preferred Stock shall be required pursuant to this Section 7(b) if, at or prior to the time when the act with respect to which such vote would otherwise be required, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by the Corporation for the benefit of the holders of Series A Preferred Stock to effect such redemption.

c.  Changes for Clarification.  Without the consent of the holders of the Series A Preferred Stock, so long as such action does not adversely affect the rights, preferences, privileges and voting powers of the Series A Preferred Stock, taken as a whole, the Corporation may amend, alter, supplement or repeal any terms of the Series A Preferred Stock:

i.  to cure any ambiguity, or to cure, correct or supplement any provision contained in this Certificate of Designations that may be defective or inconsistent; or

ii.  to make any provision with respect to matters or questions arising with respect to the Series A Preferred Stock that is not inconsistent with the provisions of this Certificate of Designations.

Section 8.  Conversion Rights; No Preemptive/Subscription Rights.

a.  Conversion Rights.  Outstanding shares of the Series A Preferred Stock as of the date hereof are entitled to be converted into Common Stock of the Corporation at a conversion price of $.26 per share which price is based upon the ten day average of the closing price of the Common Stock of the Corporation ending on March 18, 2009. Shares of the Series A Preferred Stock outstanding from time to time subsequent to the date hereof may be converted into shares of the Common Stock or other securities of the Corporation at a conversion price agreed to by the Corporation and the holders thereof.  The number of shares of Common Stock into which one share of Series A Preferred Stock shall be convertible shall be determined by dividing the Stated Value by the then-applicable conversion price.  The Corporation shall not be required to issue any fractions of shares of Common Stock upon conversions of any shares of Series A Preferred Stock.  If any interest in a fractional share would otherwise be deliverable upon the conversion of any shares of Series A Preferred Stock, the Corporation shall not be required to issue any such fractional share interest but rather will make a cash payment for any such fractional interest.

b.  No Preemptive/Subscription Rights.  The Series A Preferred Stock is not entitled to any preemptive or subscription rights in respect of any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Section 9.  Other Rights.  The shares of Series A Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation.

Section 10.  Severability of Provisions.  Whenever possible, each provision hereof shall be interpreted in an manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.  If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, SUN AMERICAN BANCORP has caused this certificate to be signed by Michael Golden, its President and Chief Executive Officer, this 2nd day of April, 2009.

SUN AMERICAN BANCORP
By:	/s/ Michael Golden
	Name:	Michael Golden
	Title:	President & Chief Executive Officer